Exhibit 99.1
Income Statement by activity
Unaudited

	For the six months ended June 30, 2024			For the six months ended June 30, 2023
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	85,017	84,250	883	98,368	97,993	426
Cost of revenues	69,818	69,243	691	76,934	76,669	316
Selling, general and other costs	4,564	4,431	133	4,921	4,744	177
Research and development costs	2,819	2,819	—	2,735	2,735	—
Gains/(losses) on disposal of investments	(46)	(48)	2	22	74	(52)
Restructuring costs	1,212	1,212	—	552	552	—
Share of the profit/(loss) of equity method investees	81	(118)	199	293	36	257
Operating income/(loss)	6,639	6,379	260	13,541	13,403	138
Net financial expenses/(income)	(350)	(350)	—	(69)	(69)	—
Profit/(loss) before taxes	6,989	6,729	260	13,610	13,472	138
Tax expense/(benefit)	1,342	1,434	(92)	2,692	2,698	(6)
Result from intersegment investments	—	352	—	—	144	—
Net profit/(loss)	5,647	5,647	352	10,918	10,918	144

Adjusted operating income(1)	8,463	8,223	240	14,126	13,848	278
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Figures presented for Industrial activities and Financial services include intersegment transactions
(1) The reconciliation of Net profit to Adjusted operating income for the Company is included in the Stellantis Semi-Annual Report as of and for the six months ended June 30, 2024 - Management discussion and analysis - Company results

Statement of Financial Position by activity
Unaudited

	At June 30, 2024			At December 31, 2023
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	31,705	31,563	142	30,994	30,856	138
Other intangible assets	21,891	21,706	185	20,625	20,459	166
Property, plant and equipment	41,898	37,803	4,095	37,687	35,992	1,695
Equity method investments	8,804	12,620	3,417	8,070	11,252	3,419
Deferred tax assets	1,977	1,915	62	2,152	2,094	58
Inventories	22,153	22,099	54	21,414	21,367	47
Assets sold with a buyback commitment	2,615	2,615	—	1,328	1,328	—
Trade receivables	6,923	7,049	92	6,426	6,498	117
Tax receivables	1,406	1,389	267	919	911	165
Other assets and prepaid expenses	20,200	12,327	10,702	17,982	12,447	8,900
Financial assets	10,164	9,188	1,156	10,099	8,339	1,952
Cash and cash equivalents	36,325	34,852	1,473	43,669	42,419	1,250
Assets held for sale	825	825	—	763	763	—
TOTAL ASSETS	206,886	195,951	21,645	202,128	194,725	17,907
Equity and Liabilities
Equity	82,324	82,324	7,233	82,120	82,120	6,601
Employee benefits liabilities	5,963	5,962	1	5,473	5,471	2
Provisions	21,489	21,374	119	21,468	21,365	103
Deferred tax liabilities	5,226	4,592	634	4,784	4,411	373
Debt	32,174	22,401	12,725	29,463	22,907	10,082
Trade payables	32,776	32,824	176	33,008	33,045	182
Other financial liabilities	87	87	—	39	11	28
Tax liabilities	979	1,175	54	1,806	1,900	63
Other liabilities	25,444	24,788	703	23,635	23,163	473
Liabilities held for sale	424	424	—	332	332	—
TOTAL EQUITY AND LIABILITIES	206,886	195,951	21,645	202,128	194,725	17,907
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Figures presented for Industrial activities and Financial services include intersegment transactions

Statement of Cash Flows by activity
Unaudited

	For the six months ended June 30, 2024			For the six months ended June 30, 2023
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Consolidated profit	5,647	5,647	352	10,918	10,918	144
Adjustments for non-cash items:
depreciation and amortization	3,598	3,579	19	3,740	3,727	13
(gains)/losses on disposals	9	11	(2)	(45)	(30)	52
change in deferred taxes	466	224	242	369	234	135
other non-cash items	654	546	108	252	174	78
Change in provisions	97	82	15	1,134	1,124	10
Result of equity method investments net of dividends received	224	(112)	(14)	(46)	(172)	(85)
Change in carrying amount of leased vehicles	(1,717)	623	(2,340)	(173)	217	(390)
Changes in working capital	(4,089)	(4,244)	155	(2,756)	(2,588)	(168)
Net cash from/(used in) operating activities	4,889	6,356	(1,465)	13,393	13,604	(211)
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies(1)	233	32	201	994	1,717	183
Acquisitions of consolidated subsidiaries and equity method and other investments	(1,316)	(1,495)	(4)	(662)	(1,058)	(1,067)
Proceeds from disposals of property, plant and equipment and intangible assets	140	140	—	133	131	2
Investments in property, plant and equipment and intangible assets	(5,703)	(5,671)	(32)	(4,447)	(4,429)	(18)
Change in amounts payable on property, plant and equipment and intangible assets	233	233	—	233	233	—
Net change in receivables from financing activities	(2,135)	(396)	(1,739)	(2,079)	(54)	(2,025)
Other changes	58	(9)	67	(88)	(122)	34
Net cash from/(used in) investing activities	(8,490)	(7,166)	(1,507)	(5,916)	(3,582)	(2,891)
Distributions paid	(4,653)	(4,653)	(2)	(4,208)	(4,208)	—
Proceeds from issuance of shares	10	10	183	6	6	557
(Purchases)/sales of treasury shares	(1,998)	(1,998)	—	(674)	(674)	—
Changes in debt and other financial assets and liabilities	2,548	(447)	2,995	842	(2,043)	2,885
Change in securities	(175)	(200)	25	(455)	(258)	(197)
Other changes	—	—	—	(8)	(8)	—
Net cash from/(used in) financing activities	(4,268)	(7,288)	3,201	(4,497)	(7,185)	3,245
Effect of changes in exchange rates	425	431	(6)	(500)	(495)	(5)
(Increase)/decrease in cash and cash equivalents included in asset held for sale	100	100	—	65	65	—
Increase/(decrease) in cash and cash equivalents	(7,344)	(7,567)	223	2,545	2,407	138
Net cash and cash equivalents at beginning of period	43,669	42,419	1,250	46,433	45,335	1,098
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	36,325	34,852	1,473	48,978	47,742	1,236
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Figures presented for Industrial activities and Financial services include intersegment transactions
(1) In April 2023, Stellantis completed the sale of the 50 percent interest held in FCA Bank to CACF for net consideration of €1,581 million of which €1,566 million related to industrial activities and €15 million related to financial services. An additional consideration of €68 million was subsequently received as earn-out. The total net consideration is comprised of €1,090 million cash and a credit linked note issued by FCA Bank with fair value at inception of €906 million, reported in Financial services within “Acquisitions of consolidated subsidiaries and equity method and other investments” for the six months ended June 30, 2023